Exhibit 12.1

First BanCorp
Computation of Ratio of Earnings to Fixed Charges

Nine-Month Period Ended
September 30, 2015

Including Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$8,994
Plus:
Fixed Charges (excluding capitalized interest)	79,587

Total earnings	$88,581

Fixed Charges:
Interest expensed and capitalized	$76,876
An estimate of the interest component within rental expense	2,711
Total Fixed Charges	$79,587
Ratio of Earnings to Fixed Charges	1.11

Excluding Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$8,994
Plus:
Fixed Charges (excluding capitalized interest)	28,062

Total earnings	$37,056

Fixed Charges:
Interest expensed and capitalized	$25,351
An estimate of the interest component within rental expense	2,711

Total Fixed Charges	$28,062

Ratio of Earnings to Fixed Charges	1.32